UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03004516

DC
No Act
P.E. 12-9-02
1-08607

January 9, 2003

Marcy A. Bass
Senior Corporate Counsel and
Assistant Corporate Secretary
BellSouth Corporation
Legal Department
1155 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309-3610

Act 1934
Section
Rule 14A-8
Public Availability 1-9-2003

Re: BellSouth Corporation
Incoming letter dated December 9, 2002

Dear Ms. Bass:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to BellSouth by Dr. Marshall A. Diamond, MD. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Marshall A. Diamond, MD
1817 Ephrata Drive
West Columbia, SC 29169

BellSouth Corporation
Legal Department
1155 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309-3610

marcy.bass@bellsouth.com

Marcy A. Bass
Senior Corporate Counsel and
Assistant Corporate Secretary

404 249 3875
Fax 404 249 5901

December 9, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BellSouth Corporation
Commission File No. 1-8607
Rule 14a-8, Proposals of Security Holders

Ladies and Gentlemen:

BellSouth Corporation ("BellSouth" or the "Company") has received from Dr. Marshall A. Diamond, MD, by letter dated July 30, 2002, a shareholder proposal (the "Proposal") that we believe he would like included in the BellSouth proxy statement for its 2003 Annual Meeting of Shareholders. The Proponent included with the Proposal a supporting statement (the "Supporting Statement") that sets forth the Proponent's reasons for advocating that the Proposal be adopted by the Company's shareholders. Copies of the Proposal and the Supporting Statement are attached as Exhibit "A".

The Proposal states as follows:

"Therefore, be it resolved that the directors and officers of Bell South [sic] Corporation fully look to the more competitive future, shake corporate smugness and overconfidence, and institute procedures to correct personel [sic] and computer errors and omissions. Such actions shall be reported in detail to all stock holders both by mail and at the next annual meeting."

For the reasons set forth below, BellSouth intends to omit the Proposal from its proxy materials and requests that you confirm that the Division will not recommend enforcement action to the Commission if the Proposal is omitted.

As counsel for BellSouth, it is my opinion that the Proposal can be properly omitted from the Company's proxy materials under Rules 14a-8(i)(7), under the Securities Exchange Act of 1934, as amended.

1. Rule 14a-8(i)(7). Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if it deals with a matter related to the company's ordinary business operations. Although vague and indefinite, as discussed below, the Proposal appears to seek to intervene in the Company's ordinary business operations by instituting new procedures for handling errors and omissions and reporting such actions to the Company's shareholders. Daily managerial decisions such as these are best left to the expertise of the Company's management, as directed by Georgia law and the Company's governing documents. These are issues that affect the Company's relations with its customers, and the Staff has consistently agreed that such matters are ordinary business operations. See, e.g., Worldcom, Inc. (April 4, 2002) (proposal related to disclosure of ordinary business matters, choice of accounting methods, customer relations and terms of new loans); Deere & Co. (November 30, 2000) (proposal regarding customer relations); Houston Industries Inc. (March 1, 1999) (proposal regarding handling of customer complaints); and AT&T Corp. (February 8, 1998) (proposal regarding handling of customer complaints and suggestions). The exception to Rule 14a-8(i)(7) that permits the inclusion of proposals relating to public policy issues does not apply to this Proposal because it strictly relates to the business operations of the Company.

2. Rule 14a-8(i)(4). Rule 14a-8(i)(4) permits the exclusion of a shareholder proposal from a registrant's proxy materials if it "relates to the redress of a personal claim or grievance against the registrant, . . .or it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security-holders at large." The Division has indicated that proposals presented in broad terms in an effort to be of general interest to all shareholders may nevertheless be omitted from a proxy statement under Rule 14a-8(i)(4) when clearly designed to redress a personal grievance or further a personal interest. In addition, the SEC has acknowledged that applying paragraph (i)(4) requires "determinations essentially involving the motivation of the proponent in submitting the proposal." Release 34-19135 (October 14, 1982). As is made clear by Proponent's Supporting Statement, Proponent was motivated to submit this Proposal because of several unfortunate problems he experienced with his telephone service. The Supporting Statement specifically states that "several uncorrected operating errors call for this resolution for presentation at the 2003 annual meeting." The "operating errors" cited were problems experienced by the Proponent with his personal or business telephone service and clearly motivated the filing of the Proposal.

3. Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if it is vague and indefinite. See International Business Machines Corporation (December 20, 2001). A proposal may be excluded if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in

implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." IBM, quoting Philadelphia Electric Company (July 30, 1992). Otherwise "any resultant action by the corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." Joseph Schlitz Brewing Company (March 21, 1977). See also, Exxon Corporation (January 29, 1992); American International Group, Inc. (January 14, 1999); and CCBT Bancorp, Inc. (April 20, 1999).

The Proposal is vague and imprecise, and if included in the proxy statement, neither the BellSouth shareholders nor the BellSouth board of directors would know exactly what is being voted upon or how to implement the Proposal. The Proposal sets forth a series of vague statements regarding "the directors and officers" of the Company, but it is impossible to determine exactly what actions the directors and officers should take. For example, the shareholders could not possibly understand with reasonable certainty what actions should be taken to "fully look to the more competitive future" or "shake corporate smugness and overconfidence". The Proposal does not provide a definition of any of these terms, nor can any guidance be found in the Supporting Statement.

In the event that the Staff does not concur with the Company's position that the Proposal may be excluded from the Company's 2003 Proxy Materials, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. A copy of this letter is being mailed concurrently to the Proponent, pursuant to Rule 14a-8(d), to advise him of BellSouth's intention to omit the Proposal from its proxy materials. Five additional copies of this letter and the attachments are also enclosed. Please acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgment copy and returning it to us in the enclosed self-addressed, stamped envelope. In addition, should you have questions or comments concerning this letter, please contact the undersigned at (404) 249-3875.

Very truly yours,

Marcy A. Bass

Encls.

cc: Marshall A. Diamond, MD

1817 Ephrata Drive
West Columbia, S.C.29169

July30,2002

Corporate Secretary
Bell South Corporation
1155 Peachtree St. N.E.
Suite 2001
Atlanta, Georgia 30309-3610

Dear Sirs:

As both a stockholder and long term customer of Bell South, several uncorrected operating errors call for this resolution for presentation at the 2003 annual meeting. There are insufficient backup checks to make for correction of employee errors and omissions.

Recently I added a second residential phone line resulting in the delisting of my long term primary number in the following year's phonebook. Several years ago an incorrect yellow page number listing for a new office made for business losses. In 2001, a phone call to request a directory delivery hold till notified at a later date was honored, but in 2002, no directory delivery was made until I made another phone request for such more than 2 months after routine neighborhood distribution. The first line operators and supervisors made the APPROPRIATE expected "southern style" apologies. However, the obvious lack of monitoring of inevitable personal errors needs attention. Also, computer software that does not allow for a one time change creates futher mishaps. The timely mailing of proofs to every customer making a listing change, allowing time for a desired response, is one necessary step.

Also, our South Carolina Bell South President did not find reason to reply or react to my letter about these problems.

Therefore, be it resolved that the directors and officers of Bell South Corporation fully look to the more competitive future, shake corporate smugness and overconfidence, and institute procedures to correct personel and computer errors and omissions. Such actions shall be reported in detail to all stock holders both by mail and at the next annual meeting.

Respectfully submitted,

Marshall A Diamond

Marshall A. Diamond MD

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BellSouth Corporation
Incoming letter dated December 9, 2002

The proposal requests that BellSouth's directors and officers institute procedures to correct personnel and computer errors and omissions and report such actions to BellSouth's shareholders.

There appears to be some basis for your view that BellSouth may exclude the proposal under rule 14a-8(i)(7), as relating to BellSouth's ordinary business operations (i.e., customer relations). Accordingly, we will not recommend enforcement action to the Commission if BellSouth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which BellSouth relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor